1       REPORTING PERSON

        Dominion Income Management Corp.
        Dominion Income Management Profit Sharing Plan
        Andrew Evans
        21520 30th Ave. S.E., Suite 105, Bothell, WA 98021

2       ISSUER NAME

        Envision Development Corp. (EDV)

3       TAX ID

4       STATEMENT FOR: April 2000

5       AMENDMENT: May 16, 2000

6       RELATIONSHIP: 10% owner

7       FILING: Form filed by more than One Reporting Person


                                      TABLE 1 - NON-DERIVATIVE SECURITIES
------------------------------------------------------------------------------------------------------------------
          1               2         3                     4                         5         6       7
Title of Security       Date      Code           Securities Acquired             Total Sh.   D/I    Nature
-----------------     --------    ----      -----------------------------       ----------   ---    --------------
Common (PS)            9/29/99      P         800,000     A        $ 7.00         800,000     D     --
Common (Dominion)      9/29/99      P         476,400     A        $ 7.00         476,400     D
Common (Evans)         9/29/99      P       1,276,400     A        $ 7.00       1,276,400     I     (1)

Common (Dominion)      10/1/99      P          30,000     A        $ 7.00         506,400     D
Common (Evans)         10/1/99      P          30,000     A        $ 7.00       1,306,400     I     (1)

Common (Dominion)      10/4/99      P          82,300     A        $ 7.00         588,700     D
Common (Evans)         10/4/99      P          82,300     A        $ 7.00       1,388,700     I     (1)

Common (Dominion)      10/5/99      P          21,800     A        $ 7.00         610,500     D
Common (Evans)         10/5/99      P          21,800     A        $ 7.00       1,410,500     I     (1)

Common (Dominion)     10/11/99      P         149,000     A        $ 7.00         759,500     D
Common (Evans)        10/11/99      P         149,000     A        $ 7.00       1,559,500     I     (1)

Common (Dominion)     10/12/99      P         100,000     A        $ 7.42         859,500     D
Common (Evans)        10/12/99      P         100,000     A        $ 7.42       1,659,500     I     (1)

Common (Dominion)     10/13/99      P          59,300     A        $ 7.42         918,800     D
Common (Evans)        10/13/99      P          59,300     A        $ 7.42       1,718,800     I     (1)

Common (Dominion)     10/14/99      P          43,200     A        $ 7.42         962,000     D
Common (Evans)        10/14/99      P          43,200     A        $ 7.42       1,762,000     I     (1)

Common (Dominion)     10/15/99      P          53,000     A        $ 7.15       1,015,000     D
Common (Evans)        10/15/99      P          53,000     A        $ 7.15       1,815,000     I     (1)

Common (Dominion)     10/19/99      P         134,000     A        $ 7.15       1,149,000     D
Common (Evans)        10/19/99      P         134,000     A        $ 7.15       1,949,000     I     (1)

Common (Dominion)     10/20/99      P           9,500     A        $ 7.15       1,158,500     D
Common (Evans)        10/20/99      P           9,500     A        $ 7.15       1,958,500     I     (1)

Common (Dominion)     10/22/99      P          50,500     A        $ 7.15       1,209,000     D
Common (Evans)        10/22/99      P          50,500     A        $ 7.15       2,009,000     I     (1)

Common (Dominion)      11/5/99      P          30,000     A        $ 7.47       1,239,000     D
Common (Evans)         11/5/99      P          30,000     A        $ 7.47       2,039,000     I     (1)

Common (Dominion)      4/13/00      G         120,000     D         NA          1,119,000     D
Common (Evans)         4/13/00      G         120,000     D         NA          1,919,000     I     (1)

Common (Dominion)      4/13/00    J(2)        689,000     D         NA            430,000     D
Common (PS)            4/13/00    J(2)        800,000     D         NA                 --
Common (Evans)         4/13/00    J(2)      1,489,000     D         NA            430,000     I     (1)
Common (Dominion)      4/13/00    J(2)        689,000     A         NA          1,119,000     I     owner of corp.
Common (PS)            4/13/00    J(2)        800,000     A         NA            800,000     I     owner of corp.
Common (Evans)         4/13/00    J(2)      1,489,000     A         NA          1,919,000     I     owner of corp.


J=Exchange in non-pecuniary initial capitalization of controlled company.

(1) Evans: Indirect ownership as sole owner of Dominion and community is sole beneficiary of Profit Sharing

(2) All Parties: Indirect after simultaneous exchange of Envision shares in non-pecuniary change with ZERO.NET, Inc. in an initial capitalization. Reflects ownership share of ZERO.NET.

Signers

        Dominion Income Management Corp.

           By: /s/ Ann L. Evans                 Dated June 7, 2000
               --------------------------
               Ann L. Evans


        Dominion Income Management Profit Sharing Plan

           By: /s/ Ann L. Evans                 Dated June 7, 2000
               ---------------------------
               Ann L. Evans

        Andrew Evans

           By: /s/ Ann L. Evans                 Dated June 7, 2000
               ---------------------------
               Ann L. Evans